EXHIBIT 99.1

NEW FOUND ANNOUNCES ACQUISITION OF REMAINING ROYALTY INTERESTS UNDERLYING KEATS SOUTH AT QUEENSWAY

Vancouver, BC, October 15, 2024 – New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce that further to its press release dated July 30, 2024, the Company has elected to purchase the remaining royalty on its Golden Bullet property from three arm’s length royalty holders (together, the “Vendors”). As announced on July 30, 2024, New Found purchased 0.6% of the Vendors’ 1.6% net smelter returns royalty on the Company’s Golden Bullet property and had the right to purchase the remaining 1% net smelter returns royalty (the “Remaining Royalty”) from the Vendors. The Company has now elected to purchase the Remaining Royalty for aggregate cash consideration of $1,000,000. The Golden Bullet property covers a key target area on the Company’s Queensway Project including the extension of Keats South, as well as the TCH, Knob, Bullet, Rocket, Grouse and Quarry zones (Figure 1).

Collin Kettell, Chairman and CEO of New Found, stated: “Today’s royalty purchase marks an important milestone in the advancement of the Queensway Project. New Found finds itself in a rare and strong position with a minimal outstanding royalty burden, ranging from 0%-0.4%, covering key zones along the Appleton North corridor. Golden Bullet encompasses the recent discovery of deep mineralization at Keats South, as well as several other notable zones along a 5km segment of the Appleton Fault.”

Figure 1: Queensway North plan map including location of purchased Golden Bullet royalty

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated October 15, 2024, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $41 million as of October 2024.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation relating to remaining royalty burdens on the Queensway Project; the merits of the Golden Bullet property, the merits and potential of the Queensway Project; exploration, drilling and mineralization on the Queensway Project; assay results; the interpretation of drilling and assay results, the results of drilling programs, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC